Room 4561

March 31, 2006

Mr. Robert C. Donohoo
Secretary
i2 Technologies, Inc.
One i2 Place
1170 Luna Road
Dallas, Texas 75234

Re: i2 Technologies, Inc.
        Preliminary Proxy Statement on Schedule 14A filed March 23, 2006
        File No. 0-28030

Dear Mr. Donohoo:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.   Please indicate on your notice to stockholders the number of shares issuable upon conversion of the notes and exercise of the warrants.

Proposal 2

2.   Please provide an illustrative chart reflecting the number of shares issuable upon conversion of the notes and exercise of the warrants and indicating the impact of their issuance on the number of shares currently outstanding. Please also include in such table the conversion shares cap and exercise shares cap.

3.   We note that you have set forth the material terms of the convertible notes and the warrants but have qualified the disclosure of such terms with reference to the transaction documents. Your discussion of the terms of the convertible notes and the warrants should be materially complete without qualification. In this regard, please revise this section to include all material information regarding the terms and modify your statement that your disclosure is "qualified by reference."

4.   Please elaborate on why you are seeking stockholder approval for shares issuable in excess of the exercise shares cap upon exercise of the warrants when your disclosure states that the warrants are for 485,000 shares of common stock and the exercise shares cap is at 500,000 shares of common stock.

5.   Please briefly discuss the circumstances that would result in the adjustment of the conversion and exercise prices of the convertible notes and warrants, respectively.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Steve J. Lee
        Dechert LLP
        30 Rockefeller Plaza
        New York, New York 10112
        Telephone: (212) 698-3552
        Facsimile: (212) 698-3599